FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                               As of June 8, 2006



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                            Form 20-F _X_  Form 40-F ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                 Yes ___  No _X_


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Summary of the resolutions adopted in the annual general meeting of shareholders of Tenaris S.A. (the "Company") held on June 7, 2006.


                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: June 8, 2006



                                  Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary

Summary of the resolutions adopted in the Annual General Meeting of shareholders of Tenaris S.A. (the "Company") held on June 7, 2006 at 46A, Avenue John F.
                      Kennedy L-1855, Luxembourg at 11:00.



(1) Consideration of the Board of Directors' and independent auditors' reports on the consolidated financial statements. Approval of the Company's consolidated financial statements as of, and for the fiscal year ended, December 31, 2005.

The meeting then resolved to approve the Company's consolidated financial statements as of, and for the fiscal year ended December 31, 2005 and the reports of the Board of Directors and the independent auditor on such financial statements

(2) Consideration of the Board of Directors' and independent auditors' reports on the unconsolidated annual accounts. Approval of the Company's unconsolidated annual accounts as of, and for the fiscal year ended, December 31, 2005.

The meeting then resolved to approve the Company's unconsolidated annual accounts as of, and for the fiscal year ended December 31, 2005 and the report of the Board of Directors and the independent auditors on such financial statements

(3)          Allocation of results and approval of dividend payment.

The Meeting approved of an annual dividend in U.S. dollars in an amount of US$0.30 per share. The total dividend amount includes the interim dividend declared by the Board of Directors on November 8, 2005, and paid on November 16, 2005, in an amount of US$0.127 per share. Accordingly, the Meeting approved the payment of a cash dividend, to shareholders on June 16, 2006 in the amount of US$0.173 per share issued and outstanding on June 13, 2006. Since each ADR is equivalent to two ordinary shares following the adjustment in the ADR ratio made on April 17, 2006, this dividend payment amount of US$0.173 per share is equivalent to US$0.346 per ADR.

The aggregate amount of US$149,928,177 distributed as interim dividend on November 16, 2005, was paid from earnings from the nine-month period ended September 30, 2005, The aggregate amount of US$204,232,872 to be distributed as dividends after the date hereof shall also be paid from profits earned during the year ended December 31, 2005.,The balance of the fiscal year's profits will be allocated to the Company's retained earnings account.

(4)          Discharge to the members of the Board of Directors.

The meeting resolved to discharge the following persons, all of wich were members of the Board of Directors during 2005, from any and all liability in conection with the performance of their duties during the year ended December 31, 2005.

1.   Mr. Roberto Bonatti

2.   Mr. Carlos Manuel Franck

3.   Mr. Bruno Marchettini

4.   Mr. Roberto Monti

5.   Mr. Gianfelice Rocca

6.   Mr. Paolo Rocca

7.   Mr. Jaime Serra Puche

8.   Mr. Amadeo Vazquez

9.   Mr. Guillermo F. Vogel


(5)          Election of the Board of Directors' members.

The meeting resolved to re-appoint the following persons to the Board of Directors of the Company until the next annual general meeting that will be convened to decide on the 2006 accounts.

1.   Mr. Roberto Bonatti

2.   Mr. Carlos Manuel Franck

3.   Mr. Bruno Marchettini

4.   Mr. Roberto Monti

5.   Mr. Gianfelice Rocca

6.   Mr. Paolo Rocca

7.   Mr. Jaime Serra Puche

8.   Mr. Amadeo Vazquez

9.   Mr. Guillermo F. Vogel


(6) Authorization to the Board of Directors to delegate the day-to-day management of the Company's business and the power to represent the Company as "administrateur delegue" (chief executive officer) to Mr. Paolo Rocca (with full power of sub-delegation).

For the proper management of the Company's affairs, the meeting resolved to authorise the Board of Directors to delegate day to day management of the Company's affairs to Mr. Paolo Rocca with the power to sub delegate the authority to represent the Company.

(7) Authorization to the Board of Directors to appoint any or all of its members as the Company's attorneys-in-fact including in general day to day management of the Company.

The meeting then resolved, to authorise the Board of Directors to appoint any or all members of the Board from time to time as the Company's attorney-in-fact, delegating to such directors any management powers.

(8) Authorization to the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders by such electronic means as are permitted by any applicable laws or regulations.

For the proper management of the Company's affairs, the meeting resolved to authorise the Board of Directors to cause the distribution of all shareholder communications by such electronic means as are permitted or required by any applicable laws or regulations or by any other existing or future electronic means of communication.

(9)          Board of Directors' compensation.

The members of the Board of Directors each receive, as compensation for their services during the fiscal year ending December 31, 2006, an amount of US$50,000. The Audit Committee chairman receive an additional compensation of US$60,000 for his services in that Committee and that the other Directors who are also members of the Audit Committee each receive an additional US$50,000 for their services in that Committee.

The meeting resolved to approve the compensation of each of the members of the Board of Directors and the Audit Committee for the fiscal year ending December 31, 2006 in the above referred terms and amounts.

The Board of Directors had previously resolved that the Chairman and Chief Executive Officer receive as compensation for the fiscal year ending December 31, 2006, an amount of US$1,400,000, payable in monthly instalments, plus a performance bonus that the Board of Directors will determine in due course in the order of US$800,000.

(10)         Appointment of independent auditors and approval of their fees.

Taking into account recommendation received and their respective competencies, the meeting was proposed to appoint PricewaterhouseCoopers (acting, in connection with the Company's annual accounts required under Luxembourg law, through PricewaterhouseCoopers S.ar.l., Reviseur d'entreprises, and, in connection with the Company's annual and interim financial statements required under the laws of any other relevant jurisdiction, through Pricewaterhouse & Co. S.R.L.) as the Company's independent auditors for the fiscal year ending December 31, 2006, to be engaged until the next annual general meeting that will be convened to resolve on the 2006 accounts.

The meeting has also approved the sum of up to US$3,489,838 for audit services to be rendered during the fiscal year ending December 31, 2006, and to authorise the Audit Committee to increase the independent auditors' fees should it conclude that circumstances would merit any such change.